EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Marchex, Inc.:

We consent to the use of our reports dated March 10, 2008, with respect to the consolidated balance sheets of Marchex, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the Company’s consolidated financial statements refers to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective January 1, 2006, the beginning of the Company’s fiscal year ended December 31, 2006.

/s/ KPMG LLP

Seattle, Washington

March 17, 2008